March 21, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Notice of disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, included in Annual Report and Form 20-F for the year ended December 31, 2013 of Statoil ASA

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Statoil ASA has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2013, which was filed with the Securities and Exchange Commission on March 21, 2014.

Sincerely,

STATOIL ASA

By:	/s/ Åse Koll Lunde
Name:	Åse Koll Lunde
Title:	Senior Legal Counsel